Filed by Acadia Healthcare Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PHC, Inc.
Commission File No. 001-33323

Contacts:
PHC, Inc.	Acadia Healthcare Company, Inc.
Bruce A. Shear, (978) 536-2777	Brent Turner
President & CEO	Co-President
(615) 732-6233
Hayden IR
Brett Maas, 646-536-7331
Managing Partner
E-mail: brett@haydenir.com
PHC, Inc. and Acadia Healthcare Announce Signing of Definitive Merger Agreement

PHC Stockholders to Own 22.5% of $325+ Million Annual Revenue Company Post Merger
PEABODY, Mass. and FRANKLIN, Tenn. (May 24, 2011) - PHC, Inc., d/b/a Pioneer Behavioral Health (NYSE Amex: PHC), and Acadia Healthcare Company, Inc. today announced the signing of a definitive merger agreement. Upon the completion of the merger, Acadia stockholders will own approximately 77.5% of the combined company, and PHC stockholders will own approximately 22.5% of the combined company. Acadia intends to file a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the transaction. Effective with the approval of the merger, the corporate headquarters will be in Franklin, Tennessee, and the combined company will do business under the name Pioneer Behavioral Health. Acadia intends to apply for listing of the combined company’s common stock to be issued in the merger on the NASDAQ stock market. Joey Jacobs, the Chairman and Chief Executive Officer of Acadia, will become the Chairman and Chief Executive Officer of the combined company. Bruce Shear, President & CEO of PHC, will become the Executive Vice Chairman and a member of the Board of Directors of the combined company.
     The merger will bring together Acadia’s 19 behavioral health facilities, which, with approximately 1,700 beds in 13 states, produce annual revenues of approximately $260 million, with PHC’s five inpatient facilities with approximately 270 beds in four states. In addition, PHC’s internet and telephonic-based referral services, which include employee assistance programs and critical incident services, provide contracted services covering more than one million individuals. PHC’s revenues for the trailing 12 months ended March 31, 2011 were $59 million. On March 16, 2011, PHC announced that it has entered into a definitive agreement to acquire MeadowWood Behavioral Health.
     Joey Jacobs, Chairman & Chief Executive Officer of Acadia, commented, “This merger with PHC will represent a significant expansion of our current revenues, facilities and beds and take us
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PHC and Acadia Healthcare Sign Definitive Merger Agreement

May 24, 2011
into four new states. In addition, access to the public markets will position the combined company to continue acting on attractive opportunities to expand our business through acquisition in the highly fragmented behavioral health industry. The management teams of the combined company are highly experienced in completing and integrating such transactions, as well as in producing on-going organic growth within acquired facilities. Based on the continuing opportunities we see in the market, our extensive record of success and our solid financial position as a combined company, we are confident of our prospects for further growth.”
     Bruce A. Shear, President & CEO of PHC, added, “We are pleased with this agreement to join forces with the Acadia team. The Acadia management team has a demonstrated record of producing high quality care for patients and their families, which aligns perfectly with our clinical mission. The combined senior management teams will further improve both companies capabilities for growth during this exciting time in our industry. In addition, this transaction will enable our stockholders to participate with a management team that has an unparalleled history of producing long-term profitable growth in the behavioral health industry. We are confident that this transaction represents a great opportunity for PHC.”
     The merger agreement has been approved by the boards of directors of both companies. Consummation of the transaction is subject to various conditions, including approval of the stockholders of PHC. Certain officers and directors of PHC have executed voting agreements under which they have committed to vote their shares of PHC in favor of the transaction. The transaction is expected to be completed in late summer of 2011. The transaction will be a stock for stock exchange except for payments to PHC shareholders for fractional shares and $5 million of merger consideration payable to Class B holders of PHC’s privately held securities. We anticipate that, after refinancing existing indebtedness of both companies, payment of the merger consideration to the Class B holders, payment of a dividend to the equity holders of Acadia prior to the merger, and payment of fees and expenses relating to the transaction, the combined company will have pro forma net funded indebtedness of approximately $285 million.
In connection with the transaction, Jefferies & Company, Inc. acted as exclusive financial advisor and Arent Fox LLP acted as legal advisor to PHC. Kirkland & Ellis LLP served as legal advisor to Acadia and Jefferies Finance LLC provided financing commitments to Acadia to support the transaction.
Additional Information
In connection with the proposed transaction, Acadia will file with the Securities and Exchange Commission (“SEC”) a registration statement that contains a PHC proxy statement that also will constitute an Acadia prospectus. SHAREHOLDERS OF PHC AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. PHC’s shareholders and other investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC`s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777. WHEN IT BECOMES AVAILABLE, READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

PHC and Acadia Healthcare Sign Definitive Merger Agreement

May 24, 2011
Participants in the Solicitation
PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PHC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of PHC and Acadia referred to above. Additional information regarding the directors and executive officers of PHC is also included in PHC’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2010. These documents are or will be available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
About Acadia Healthcare Company
Acadia was founded by Waud Capital Partners, a leading middle-market private equity investment firm with approximately $1 billion under management. Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. Acadia provides premier psychiatric and chemical dependency services to its patients in a variety of settings, including inpatient psychiatric hospitals, residential treatment centers, outpatient clinics and therapeutic school-based programs.
About PHC d/b/a Pioneer Behavioral Health
PHC, Inc., d/b/a Pioneer Behavioral Health, is a national healthcare company providing behavioral health services in five states, including substance abuse treatment facilities in Utah and Virginia, and inpatient and outpatient psychiatric facilities in Michigan, Pennsylvania, and Nevada. PHC also offers internet and telephonic-based referral services that includes employee assistance programs and critical incident services. Contracted services with government agencies, national insurance companies, and major transportation and gaming companies cover more than one million individuals. Pioneer helps people gain and maintain physical, spiritual and emotional health through delivering the highest quality, most culturally responsive and compassionate behavioral health care programs and services.
Risk Factors
This news release contains forward-looking statements Generally words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “continue”, and “believe” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this news release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements.

PHC and Acadia Healthcare Sign Definitive Merger Agreement

May 24, 2011
Such forward-looking statements include statements regarding the proposed transaction. Factors that may cause actual results to differ materially include the risk that PHC and Acadia may not be able to complete the proposed transaction, which is subject to customary closing conditions, including approval of PHC’s shareholders, risks that the businesses will not be integrated successfully, risks of disruption from the transaction and risks concerning the ability to borrow funds in amounts sufficient to enable the combined company to service its debt, and meet its working capital and capital expenditure requirements. These factors and others are more fully described in PHC’s periodic reports and other filings with the SEC.
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